ISSUED ON BEHALF OF RELX PLC AND RELX NV

1 March 2016

Director/PDMR Shareholdings

RELX Group announces that on 29 February 2016 it received notification of the following transactions in the securities of RELX by Erik Engstrom and Nick Luff, Directors, and Ian Fraser and Henry Udow, PDMRs:

(a) RELX Group plc Bonus Investment Plan 2010 (“BIP”)

Vesting of matching shares

In connection with the vesting on 26 February 2016 of the share awards granted in May 2013 under BIP, the table below shows the total numbers of shares which: (1) vested; (2) were sold on the same date to meet personal tax and social security obligations; and (3) were released to the Directors and PDMRs named below. The shares sold to meet personal tax and social security obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at prices of £12.495 per RELX PLC ordinary share, €15.1325 per RELX NV ordinary share, $17.525 per RELX PLC ADR and $16.575 per RELX NV ADR, being the mid-market closing prices on the relevant exchanges on the date of sale. The EBT will use the shares acquired to satisfy future vestings of share awards.

	No. of RELX PLC	No. of RELX PLC	No. of RELX PLC	No. of RELX NV	No. of RELX NV	No. of RELX NV
	ordinary	ordinary	ordinary	ordinary	ordinary	ordinary
	shares/ADRs* vested	shares/ADRs*	shares/ADRs*	shares/ADRs* vested	shares/ADRs*	shares/ADRs*
		sold to	released		sold to	released
		meet personal tax			meet personal tax
		and social security			and social security
		obligations			obligations

Director

Erik Engstrom	—	-	—	145,200 *	68,244 *	76,956 *

PDMR

Ian Fraser	27,837	13,084	14,753	29,236	13,741	15,495

Henry Udow	30,394	14,286	16,108	—	—	—

	29,866 *	14,038*	15,828 *	—	—	—

*Denotes ADRs. Each RELX PLC ADR represents 1 RELX PLC ordinary share. Each RELX NV ADR represents 1 RELX NV ordinary share.

(b) RELX Group plc Long Term Incentive Plan (“LTIP”)

Vesting of performance shares

In connection with the vesting on 26 February 2016 of the share awards granted in May 2013 under LTIP, the table below shows the total numbers of shares which: (1) vested; (2) were sold on the same date to meet personal tax and social security obligations; and (3) were released to the Directors and PDMRs named below. The shares sold to meet personal tax and social security obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at prices of £12.495 per RELX PLC ordinary share and €15.1325 per RELX NV ordinary share, being the mid-market closing prices on the relevant exchanges on the date of sale. The EBT will use the shares acquired to satisfy future vestings of share awards.

	No. of RELX PLC	No. of RELX PLC	No. of RELX PLC	No. of RELX NV	No. of RELX NV	No. of RELX NV
	ordinary shares	ordinary shares	ordinary shares	ordinary shares	ordinary shares	ordinary shares
	vested	sold to	released	vested	sold to	released
		meet personal tax			meet personal tax
		and social security			and social security
		obligations			obligations

Director

Erik Engstrom	166,873	78,431	88,442	178,474	83,883	94,951

PDMR

Ian Fraser	41,749	19,623	22,126	44,652	20,987	23,665

Henry Udow	39,072	18,364	20,708	41,788	19,641	22,147

(c) Vesting of performance shares

In connection with the vesting on 26 February 2016 of the one-off share award granted to Nick Luff in September 2014 to compensate him for the forfeiture of awards from his former employer, the table below shows the total numbers of shares which: (1) vested; (2) were sold on the same date to meet personal tax and social security obligations; and (3) were released to Mr Luff. The shares sold to meet personal tax and social security obligations were sold to the RELX Group Employee Benefit Trust in off-market transactions at prices of £12.495 per RELX PLC ordinary share and €15.1325 per RELX NV ordinary share, being the mid-market closing prices on the relevant exchanges on the date of sale. The EBT will use the shares acquired to satisfy future vestings of share awards.

	No. of RELX PLC	No. of RELX PLC	No. of RELX PLC	No. of RELX NV	No. of RELX NV	No. of RELX NV
	ordinary shares	ordinary shares	ordinary shares	ordinary shares	ordinary shares	ordinary shares
	vested	sold to	released	vested	sold to	released
		meet personal tax			meet personal tax
		and social security			and social security
		obligations			obligations

Director

Nick Luff	61,276	28,800	32,476	67,411	31,684	35,727

(d) RELX Group plc Share Option Scheme (“ESOS”): Exercise of Options

The following options to acquire RELX ordinary shares were exercised by Erik Engstrom on 29 February 2016.

	Date of grant	No. of RELX PLC ordinary shares	No. of RELX NV ordinary shares	Option price per share

Director

Erik Engstrom	2 May 2012	198,836		£5.155

	2 May 2012		214,923	€5.871

(e) Sale of shares

On 29 February 2016, Erik Engstrom and Ian Fraser sold the following securities set out below.

	No. of RELX PLC ordinary shares/ADRs* sold	Price per RELX PLC ordinary share/ADR*	No. of RELX NV ordinary shares/ADRs* sold	Price per RELX NV ordinary share/ADR*

Director

Erik Engstrom	237,278	£12.40127	307,923	€15.0153

	17,004*	$17.3606*	76,956*	$16.3627*

PDMR

Ian Fraser	36,879	£12.39	39,150	€15.0467

*Denotes ADRs. Each RELX PLC ADR represents 1 RELX PLC ordinary share. Each RELX NV ADR represents 1 RELX NV ordinary share.

The securities were sold at the following places: RELX PLC ordinary shares, London Stock Exchange; RELX NV ordinary shares, Amsterdam Stock Exchange; and RELX PLC ADRs and RELX NV ADRs, New York Stock Exchange.

Following these transactions, the current interests of Erik Engstrom and Nick Luff in the share capital of RELX PLC and RELX NV are:

	No. of RELX PLC ordinary	No. of RELX NV ordinary shares
	shares

Director

Erik Engstrom	160,036	803,742

Nick Luff	100,010	108,960